SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Bond Exchange Offer Results

(Rio de Janeiro, February 7, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces the results of the Exchange Offer launched by its wholly-owned subsidiary Petrobras International Finance Company (PIFCo) on January 4, 2007 and expired on February 2, 2007. The company received and accepted tenders totaling US$399,053,000 (face value) for the five series of bonds offered for exchange. The following table summarizes the results of the transaction.

PIFCo Notes	Principal Outstanding after Exchange	Maturity	Total Amount Tendered	Reference Treasury	Reference Treasury Yield at Pricing	Fixed Spread (in basis points) over Treasury
12.375% Global Step-Up Notes due 2008 (“Step-Up Notes”)	$126,868,000	April 1 2008	$7,754,000	4.625% due 3/31/08	5.046%	10
9,875% Senior Notes due 2008 (“2008 Notes”)	$224,212,000	May 9 2008	$14,034,000	2.625% due 5/15/08	4.989%	10
9.75% Senior Notes due 2011 (“2011 Notes”)	$235,350,000	July 6 2011	$51,006,000	5.125% due 6/30/11	4.768%	35
9,125% Global Notes due 2013 (“2013 Notes”)	$374,211,000	July 2 2013	$124,124,000	4.250% due 8/15/13	4.751%	95
7,750% Global Notes due 2014 (“2014 Notes”)	$397,865,000	September 15 2014	$202,135,000	4.250% due 8/15/14	4.765%	120

On the Settlement Date, PIFCo will issue new bonds that mature in 2016 and have a 6.125% annual coupon, with an aggregate principal amount of US$399,053,000, which will constitute a single, fungible series with the US$500,000,000 issuance on October 06 2006. In total, there will be $899,053,000 in outstanding bonds due in 2016, increasing this bond’s liquidity, which is an important fundraising cost reference point for the company, as it reflects the company’s current financing conditions.

The table below shows the final parameters for the new issue’s pricing.

Bond	Principle after Swap	Due date	Total Reopened	Reference American Treasury Bond	Yield of the American Treasury Bond calculated on the Pricing Date	Fixed Spread (on base points) added to the Yield of the Treasury Bond for Pricing
6.125% Global Notes due 2016 (“Original 2016 Notes”)	$899,053,000	October 6 2016	$399,053,000	4.625% due 11/15/16	4.761%	140

PIFCo has retained Morgan Stanley & Co., Incorporated and UBS Securities LLC to act as dealer managers for the offers, The Bank of New York to act as exchange agent for the offers, The Bank of New York (Luxembourg) S.A. to serve as Luxembourg agent for the offers and D.F. King & Co., Inc. to act as information agent for the offers.

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell securities. The offers are being made solely by the Prospectus and related letter of transmittal. The offers shall not be made in any such jurisdiction in which they are not permitted to be made under applicable law.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. - PETROBRAS
Investor Relations Department I Raul Adalberto de Campos - Gerente Executivo I E-mail: petroinvest@petrobras.com.br |
Av. República do Chile, 65 - 22 nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 07, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.